UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

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FORM 8-K

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CURRENT REPORT

Pursuant To Section 13 or 15(D) of The
Securities Exchange Act of 1934

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Date of report (Date of earliest event reported):   October 20, 2005

FOOD TECHNOLOGY SERVICE, INC.
(Exact Name of Registrant as Specified in Charter)

Florida	**0-19047**	**59-2618503**
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

502 Prairie Mine Road
Mulberry, Florida 33860
(Address of Principal Executive Offices) (Zip Code)

Registrant's telephone number, including area code: **(863) 425-0039**

N/A

(Former Name or Former Address, if Changed Since Last Report)

Item 3.01 - Notice of Delisting for Failure to Satisfy a Continued Listing Rule or Standard; Transfer of Listing.

Food Technology Service, Inc., (NASDAQ VIFL) announced today that it has received a letter from The Nasdaq Stock Market, dated October 20, 2005, notifying the Company of its failure to maintain a minimum bid price of $1.00 over the preceding thirty (30) consecutive trading days as required by Nasdaq Marketplace Rule 4310(c)(4).

The letter stated that the Company has until April 18, 2006 to demonstrate compliance by maintaining a minimum closing bid of at least $1.00 for a minimum of ten (10) consecutive trading days or its securities will be delisted from the Nasdaq SmallCap Market.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

FOOD TECHNOLOGY SERVICE, INC.

By: /s/ Richard G. Hunter, Ph.D.

Richard G. Hunter, Ph.D.
Chief Executive Officer

Dated: October 24, 2005